Exhibit 99.1

Nevada Geothermal Power Applies for Federal Cash Grant for Faulkner 1 Geothermal Power Plant

VANCOUVER, B.C. (October 19, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that its US subsidiary, NGP Blue Mountain 1 LLC, has applied for a Cash Grant of US $57.9 million for the Faulkner 1 geothermal power plant under the American Recovery and Reinvestment Act of 2009.  The Cash Grant has a value of 30% of the total eligible capital costs for the project and will be paid directly by the US Department of the Treasury.

On October 9th, 2009, NGP‘s “Faulkner 1” geothermal power plant did achieve the remaining milestones necessary to file the grant application with the US Department of Treasury, including an audit of eligible costs by an independent third party accounting firm and certification of the power plant by an independent engineering consultant.  NGP anticipates that Treasury will review the application made October 13th, 2009, and make payment within 60 days of this date.

NGP will use the funds to reduce the outstanding TCW loan balance and/or fund the drilling proposed by the earlier announced GeothermEx modeling.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Paul Mitchell Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: pmitchell@nevadageothermal.com

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